FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2006

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:   April 21, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:   April 21, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                      By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:   April 21, 2006

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited

Period 1 January 2006 - 31 January 2006

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

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Number of Mortgage Loans in Pool                           357,331

Current Balance - Trust Mortgage Assets             (GBP)36,239,524,899

Current Balance - Trust Cash and other Assets       (GBP)1,440,114,559

Last Months Closing Trust Assets                    (GBP)39,023,667,858

Funding share                                       (GBP)15,987,146,723

Funding 2 share                                     (GBP)16,678,150,097

Funding and Funding 2 share                         (GBP)32,665,296,820

Funding and Funding 2 Share Percentage                     86.69%

Seller Share*                                       (GBP)5,014,342,638

Seller Share Percentage                                    13.31%

Minimum Seller Share (Amount)*                      (GBP)2,449,801,685

Minimum Seller Share (% of Total)                           6.50%

Excess Spread last quarter annualised (% of Total)          0.32%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-----------------------------------------------------------------------------------------------
                      Number       Principal (GBP)       Arrears (GBP)      By Principal (%)
> = 1 < 3 Months      5,822         596,147,325            5,064,178                1.65%

> = 3 < 6 Months      1,133         116,617,383            2,681,657                0.32%

> = 6 < 9 Months       263          26,265,058             1,070,813                0.07%

> = 9 < 12 Months       27          2,845,922               145,192                 0.01%

> = 12 Months           1            31,632                  2,791                  0.00%

Total                 7,246         741,907,320            8,964,631                2.05%
-----------------------------------------------------------------------------------------------

Properties in Possession

------------------------------------------------------------------------------
                             Number     Principal (GBP)       Arrears (GBP)

Total (since inception)       982         75,948,924            3,824,715
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                    330

Number Brought Forward                                      272

Repossessed (Current Month)                                  58

Sold (since inception)                                      652

Sold (current month)                                         44

Sale Price / Last Loan Valuation                           1.04

Average Time from Possession to Sale (days)                 132

Average Arrears at Sale                                 (GBP)3,533

Average Principal Loss (Since inception)*               (GBP)1,678

Average Principal Loss (current month)**                (GBP)6,089

MIG Claims Submitted                                         9

MIG Claims Outstanding                                       0

Average Time from Claim to Payment                          104
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------
                                             Number        Principal (GBP)

Substituted this period                        0               (GBP)0

Substituted to date (since 26 March 2001)   787,129     (GBP)74,971,283,516
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                        % of CPR

Current Month % of CPR - Removals*                       55.80%

Previous Month % of CPR - Removals*                      53.80%

Current Month % of CPR - Non-Removals**                  44.20%

Previous Month % of CPR - Non-Removals**                 46.20%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

------------------------------------------------------------------------------
                                              Monthly           Annualised

Current Month CPR Rate - Total                 3.64%              35.90%

Previous Month CPR Rate - Total                4.11%              39.55%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                      24.04

Weighted Average Remaining Term (by value) Years                  21.22

Average Loan Size                                             (GBP)101,417

Weighted Average LTV (by value)                                  76.16%

Weighted Average Indexed LTV (by value)                          69.34%

Non Verified (by value)                                          43.64%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                          56.67%

Together (by balance)                                            23.49%

Capped (by balance)                                               0.38%

Variable (by balance)                                            14.55%

Tracker (by balance)                                              4.92%

Total                                                            100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                   Number       % of Total      Value (GBP)   % of Total

East Anglia        7,465          2.09%         771,700,690      2.13%

East Midlands      25,321         7.09%        2,337,175,764     6.45%

Greater London     43,066        12.05%        6,931,112,427    19.13%

North              34,411         9.63%       2,331,128,459     6.43%

North West         46,698         13.07%      3,891,564,312     10.74%

Scotland           48,352         13.53%      3,518,396,494     9.71%

South East         54,674         15.30%      7,418,444,816     20.47%

South West         23,916         6.69%       2,727,022,775     7.52%

Wales              14,336         4.01%       1,205,341,119     3.33%

West Midlands      23,587         6.60%       2,265,153,087     6.25%

Yorkshire          35,505         9.94%       2,842,484,956     7.84%

Total             357,331          100%      36,239,524,899      100%
----------------------------------------------------------------------------

LTV Levels Breakdown

-----------------------------------------------------------------------------
                                Number         Value (GBP)      % of Total

0% < 25%                        13,846         523,546,233         1.44%

> = 25% < 50%                   43,281        3,319,364,624        9.16%

> = 50% < 55%                   13,650        1,302,479,709        3.59%

> = 55% < 60%                   14,804        1,505,533,427        4.15%

> = 60% < 65%                   16,890        1,824,566,782        5.03%

> = 65% < 70%                   20,850        2,237,788,450        6.17%

> = 70% < 75%                   24,916        2,857,515,437        7.89%

> = 75% < 80%                   25,794        3,140,739,607        8.67%

> = 80% < 85%                   43,735        5,197,397,798       14.34%

> = 85% < 90%                   39,364        4,519,063,450       12.47%

> = 90% < 95%                   63,139        6,113,961,457       16.87%

> = 95% < 100%                  36,194        3,626,567,242       10.01%

> = 100%                         868           71,000,682          0.20%

Total                          357,331       36,239,524,899        100.0%
-----------------------------------------------------------------------------

Repayment Method

-----------------------------------------------------------------------------
                               Number         Value (GBP)     % of Total

Endowment                      18,367        1,429,593,349       3.94%

Interest Only                  75,872        11,305,674,149      31.20%

Pension Policy                  420          40,117,951          0.11%

Personal Equity Plan            780          57,919,455          0.16%

Repayment                     261,892        23,406,219,995      64.59%

Total                         357,331        36,239,524,899     100.00%
-----------------------------------------------------------------------------


Employment Status

------------------------------------------------------------------------------
                                Number         Value (GBP)      % of Total

Full Time                      309,101       29,628,966,197       81.76%

Part Time                       4,639          330,282,404         0.91%

Retired                          839           38,634,785          0.11%

Self Employed                  39,716         6,089,200,434       16.80%

Other                           3,036          152,441,078         0.42%

Total                          357,331        36,239,524,899     100.00%
------------------------------------------------------------------------------



------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                     6.59%

Effective Date of Change                          1 September 2005
------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-1

------------------------------------------------------------------------------
                  Outstanding           Rating         Reference Rate  Margin
                                   Moodys/S&P/Fitch

Series 1

A1               $342,857,000         Aaa/AAA/AAA         4.53%         0.04%

A2             (EUR) 428,571,000      Aaa/AAA/AAA         2.52%         0.04%

A3              $1,100,000,000        Aaa/AAA/AAA         4.58%         0.08%

A4              $1,100,000,000        Aaa/AAA/AAA         4.60%         0.10%

A5            (EUR) 1,500,000,000     Aaa/AAA/AAA         2.57%         0.09%

A6             (GBP)750,000,000       Aaa/AAA/AAA         4.77%         0.12%

B1                $60,500,000          Aa3/AA/AA          4.63%         0.13%

B2              (EUR) 80,000,000       Aa3/AA/AA          2.67%         0.19%

B3              (GBP)55,000,000        Aa3/AA/AA          4.84%         0.19%

M1                $65,000,000           A2/A/A            4.73%         0.23%

M2              (EUR) 79,000,000        A2/A/A            2.76%         0.28%

M3              (GBP)55,000,000         A2/A/A            4.93%         0.28%

C2             (EUR) 139,000,000     Baa2/BBB/BBB         3.041%        0.56%

C3              (GBP)60,000,000      Baa2/BBB/BBB         5.21%         0.56%
------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-2

------------------------------------------------------------------------------
                  Outstanding           Rating         Reference Rate  Margin
                                   Moodys/S&P/Fitch

Series 1

A1              $658,089,582.00       Aaa/AAA/AAA          4.53%        0.04%

A2            (GBP)134,992,735.00     Aaa/AAA/AAA          4.67%        0.05%

A3            (EUR) 445,476,024.00    Aaa/AAA/AAA          2.40%        0.05%

A4              $800,000,000.00       Aaa/AAA/AAA          4.45%        0.08%

A5            (EUR) 800,000,000.00    Aaa/AAA/AAA          2.49%        0.14%

A6             $1,250,000,000.00      Aaa/AAA/AAA          4.50%        0.13%

A7            (GBP)530,200,000.00     Aaa/AAA/AAA          4.78%        0.16%

A8            (GBP)250,000,000.00     Aaa/AAA/AAA          4.78%        0.16%

B1              $90,000,000.00         Aa3/AA/AA           4.51%        0.14%

B2            (EUR) 62,000,000.00      Aa3/AA/AA           2.55%        0.20%

B3            (GBP)35,100,000.00       Aa3/AA/AA           4.82%        0.20%

M1              $95,000,000.00          A2/A/A             4.61%        0.24%

M2            (EUR) 70,000,000.00       A2/A/A             2.65%        0.30%

M3            (GBP)28,100,000.00        A2/A/A             4.94%        0.32%

C1              $90,000,000.00       Baa2/BBB/BBB          4.87%        0.50%

C2            (EUR) 131,700,000.00   Baa2/BBB/BBB          2.90%        0.55%
------------------------------------------------------------------------------

Notes   Granite Master Issuer plc - Series 2005-3

------------------------------------------------------------------------------
              Outstanding              Rating          Reference Rate  Margin
                                   Moodys/S&P/Fitch

Series 1

A1         $1,000,000,000.00         Aaa/AAA/AAA          4.45%       -0.04%

------------------------------------------------------------------------------



Notes   Granite Master Issuer plc - Series 2005-4

------------------------------------------------------------------------------
              Outstanding              Rating          Reference Rate  Margin
                                   Moodys/S&P/Fitch

Series 1

A1             $1,326,300,000.00      Aaa/AAA/AAA             4.52%     0.03%

A2            (EUR) 559,500,000.00    Aaa/AAA/AAA             2.201%    0.04%

A3              $996,600,000.00       Aaa/AAA/AAA             4.10%     0.07%

A5           (EUR) 1,357,300,000.00   Aaa/AAA/AAA             2.26%     0.10%

A6            (GBP)815,400,000.00     Aaa/AAA/AAA             4.70%     0.12%

B1              $72,500,000.00         Aa3/AA/AA              4.15%     0.12%

B2              $38,500,000.00         Aa3/AA/AA              4.21%     0.18%

B3            (GBP)19,000,000.00       Aa3/AA/AA              4.76%     0.18%

B4            (EUR) 56,900,000.00      Aa3/AA/AA              2.34%     0.18%

M1              $64,700,000.00          A2/A/A                4.25%     0.22%

M2              $36,300,000.00          A2/A/A                4.31%     0.28%

M3            (GBP)30,000,000.00        A2/A/A                4.86%     0.28%

M4            (EUR) 51,000,000.00       A2/A/A                2.44%     0.28%

C1              $80,400,000.00       Baa2/BBB/BBB             4.46%     0.43%

C2              $44,600,000.00       Baa2/BBB/BBB             4.58%     0.55%

C3            (GBP)10,000,000.00     Baa2/BBB/BBB             5.13%     0.55%

C4            (EUR) 76,100,000.00    Baa2/BBB/BBB             2.71%     0.55%
------------------------------------------------------------------------------



Notes   Granite Master Issuer plc - Series 2006-1

------------------------------------------------------------------------------
                   Outstanding         Rating          Reference Rate  Margin
                                   Moodys/S&P/Fitch

Series 1
                                     A-1+/P-1/F1+
A1               $776,100,000.00      Aaa/AAA/AAA          4.49%      -0.03%

A2             (EUR) 871,500,000.00   Aaa/AAA/AAA          2.606%      0.04%

A3             (GBP)200,000,000.00    Aaa/AAA/AAA          4.63%      0.04%

A4              $1,125,000,000.00     Aaa/AAA/AAA          4.70%      0.04%

A5              $1,552,000,000.00     Aaa/AAA/AAA          4.73%      0.07%

A6            (EUR) 1,900,000,000.00  Aaa/AAA/AAA          2.67%      0.10%

A7             (GBP)400,000,000.00    Aaa/AAA/AAA          4.71%      0.12%

A8             (GBP)950,000,000.00    Aaa/AAA/AAA          4.71%      0.12%

B1               $91,200,000.00        Aa3/AA/AA           4.79%      0.13%

B2               $84,100,000.00        Aa3/AA/AA           4.83%      0.17%

B3             (GBP)25,000,000.00      Aa3/AA/AA           4.77%      0.18%

B4             (EUR) 94,500,000.00     Aa3/AA/AA           2.75%      0.18%

M1               $81,400,000.00         A2/A/A             4.89%      0.23%

M2               $79,200,000.00         A2/A/A             4.95%      0.29%

M3             (GBP)33,500,000.00       A2/A/A             4.89%      0.30%

M4             (EUR) 97,700,000.00      A2/A/A             2.87%      0.30%

C2               $132,400,000.00     Baa2/BBB/BBB          5.26%      0.60%

C3             (GBP)44,200,000.00    Baa2/BBB/BBB          5.19%      0.60%

C4             (EUR) 129,000,000.00  Baa2/BBB/BBB          3.17%      0.60%
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

Credit Enhancement

------------------------------------------------------------------------------
                                                                  % of Notes
                                                                  Outstanding

Class B and M Notes ((GBP) Equivalent)    (GBP)1,161,274,593        6.51%

Class C Notes ((GBP) Equivalent)           (GBP)634,305,141         3.56%

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------------------------------------------------------------------------------
                                                                % of Funding
                                                                  2 Share

Class B and M Notes ((GBP) Equivalent)    (GBP)1,161,274,593      6.96%

Class C Notes ((GBP) Equivalent)          (GBP)634,305,141        3.80%

------------------------------------------------------------------------------

------------------------------------------------------------------------------
Programme Reserve Required Percent                                  1.65%

Programme Reserve Amount                     (GBP)294,325,000       1.76%

Balance Brought Forward                      (GBP)201,156,989       1.21%

Drawings this Period                                 0              0.00%

 *Additions this period                      (GBP)93,168,011        0.56%

Current Balance of Funding 2 &
Granite Master Issuer Reserve Fund          (GBP)294,325,000        1.76%

Excess Spread this Period                    (GBP)6,126,347         0.04%

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

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.